          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 2000
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                              QUALCOMM INCORPORATED
             (Exact name of Registrant as specified in its charter)

                              -------------------

              DELAWARE                                   95-3685934
    (State or other jurisdiction                      (I.R.S. Employer
 of incorporation or organization)                 Identification Number)

                              5775 MOREHOUSE DRIVE
                            SAN DIEGO, CA 92121-1714
                                 (858) 587-1121
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              -------------------

                                IRWIN MARK JACOBS
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              QUALCOMM INCORPORATED
                              5775 MOREHOUSE DRIVE
                            SAN DIEGO, CA 92121-1714
                                 (858) 587-1121

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                   Copies to:
                             FREDERICK T. MUTO, ESQ.
                              THOMAS A. COLL, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                               SAN DIEGO, CA 92121
                                 (858) 550-6000

                               -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

================================================================================

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                       PROPOSED MAXIMUM    PROPOSED MAXIMUM
         TITLE OF CLASS OF              AMOUNT TO       OFFERING PRICE         AGGREGATE        AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED      PER SHARE(1)      OFFERING PRICE(1)   REGISTRATION
                                                                                                   FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par value          6,048,337          $135.0625        $816,903,516.06    $215,662.53
=============================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high and low sales price of QUALCOMM's common stock on March 17, 2000 as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MARCH 21, 2000


PROSPECTUS



                                6,048,337 SHARES

                              QUALCOMM INCORPORATED

                                  COMMON STOCK

                              -------------------

We are registering our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq National Market under the symbol "QCOM." On March 17, 2000, the last reported sales price for our common stock, was $136.25 per share.


INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                 The date of this prospectus is March __, 2000.

                              QUALCOMM INCORPORATED

      We are a leading provider of digital wireless communications products, technologies and services. We design, develop and market Code Division Multiple Access (CDMA) chipsets and system software. We also license and receive royalty payments on our CDMA technology from major domestic and international telecommunications equipment suppliers. In addition, we design, manufacture, and market products and provide services for our OmniTRACS system. We also have contracts with Globalstar L.P. (Globalstar) to design, develop and manufacture subscriber products and ground communications systems and to provide other development services for the Globalstar's low-earth orbit satellite system (the Globalstar System).

      Our principal executive offices are located at 5775 Morehouse Drive, San Diego, California 92121-1714, and our telephone number is (858) 587-1121. Our website is located at http://www.qualcomm.com. Information contained on our website is not part of this prospectus.



                                       1.

                                  RISK FACTORS

      An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus. Although we have experienced an increase in both revenues and profitability over the last several years, we have experienced and may continue to experience quarterly variability in operating results. As a result, we cannot assure you that we will be able to sustain profitability on a quarterly or annual basis in the future. Our future results will depend in part on the following factors:

Delays or Defects in the Manufacture of Our CDMA Products Would Adversely Affect Our Business.

      The manufacture of ASIC chipsets and other wireless communications products is a complex and precise process involving specialized manufacturing and testing of equipment and procedures. Demand for, and our revenues from, CDMA wireless communications products increased substantially during fiscal 1999. Our manufacturing capacity and the manufacturing capacity of our suppliers is a critical element in meeting this demand. We cannot assure you that we will be able to effectively meet customer demand in a timely manner. Factors that could materially and adversely affect our ability and our suppliers' ability to meet production demand include defects or impurities in the components or materials used, delays in the delivery of such components or materials, or equipment failures or other difficulties. We experienced component shortages in the last half of fiscal 1999. We expect shortages will continue, to some degree, in the first half of fiscal 2000, which could adversely affect our operating results. We may experience component failures or defects which could require significant product recalls, reworks and/or repairs which are not covered by warranty reserves and which could consume a substantial portion of our manufacturing capacity.

We May Engage in Strategic Transactions Which Could Adversely Affect Our
Business.

      From time to time we consider strategic transactions and alternatives with the goal of maximizing stockholder value. For example, in September 1998 we completed the spin-off of Leap Wireless International (Leap Wireless), in May 1999 we completed the sale of our terrestrial CDMA wireless infrastructure business to Telefonaktiebolaget LM Ericsson (Ericsson), and in February 2000 we completed the sale of our terrestrial-based wireless CDMA phone business to Kyocera Corporation (Kyocera). In addition, in March 2000 we completed the acquisition of SnapTrack, Inc., a developer of wireless position location technology. We will continue to evaluate other potential strategic transactions and alternatives which we believe may enhance stockholder value. These additional potential transactions may include a variety of different business arrangements, including spin-offs, acquisitions, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We cannot assure you that any such transactions will be consummated on favorable terms or at all, will in fact enhance stockholder value, or will not adversely affect our business or the trading price of our stock. Any such transaction may require us to incur non-recurring or other charges and may pose significant integration challenges and/or management and business disruptions, any of which could materially and adversely affect our business and financial results.

Our International Business Activities Subject Us to Risks that Could Adversely Affect Our Business.

      A significant part of our strategy involves our continued pursuit of growth opportunities in a number of international markets. In many international markets, barriers to entry are created by long-standing relationships between our potential customers and their equipment providers and protective regulations, including local content and service requirements. In addition, our pursuit of such international growth opportunities may require significant



                                       2.

investments for an extended period before we realize returns, if any, on our investments. Our projects and investments could be adversely affected by:

            - reversals or delays in the opening of foreign markets to new competitors;

            -     unexpected changes in regulatory requirements;

            -     export controls, tariffs and other barriers;

            -     exchange controls;

            -     currency fluctuations;

            -     investment policies;

            - nationalization, expropriation and limitations on repatriation of cash;

            -     social and political risks;

            -     taxation; and

            - other factors, depending on the country in which such opportunity arises.

      Our revenues from international customers as a percentage of total revenues were approximately as follows in each of the fiscal years presented:

                       YEAR            % OF TOTAL REVENUES
                       1995                     20%
                       1996                     36%
                       1997                     30%
                       1998                     34%
                       1999                     38%

      In addition to the general risks associated with our international sales and operations, we will also be subject to risks specific to the individual countries in which we do business. We have significant sales in Asian countries with the largest concentration to South Korean customers. Sales to one South Korean customer, Samsung Electronics Company, by QCT and QTL segments comprised 9%, 11% and 9% of consolidated revenues in fiscal 1999, 1998 and 1997, respectively. At September 30, 1999, South Korean customer receivables generally were in accordance with agreed payment terms.

Our Results of Operations May Be Harmed by Foreign Currency Fluctuations.

      We are exposed to risk from fluctuations in foreign currency which could impact our results of operations and financial condition. Financial instruments held by our consolidated subsidiaries and equity method investees which are not denominated in the functional currency of those entities are subject to the effects of currency fluctuations, which may affect reported earnings. As a global concern, we face exposure to adverse movements in foreign currency exchange rates. Exposures to emerging market currencies may increase as we expand into such markets. At the present time, we only hedge those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and certain anticipated nonfunctional currency transactions. As a result, we could suffer unanticipated gains or losses on anticipated foreign currency cash flows, as well as economic losses with respect to the recoverability of our investments. During fiscal 1999, a significant devaluation of the Brazilian real resulting in a $25 million translation loss, was recorded as a component of other comprehensive income. We cannot assure you that foreign currency fluctuations which result in economic loss will not occur in the future.



                                       3.

      While we hedge certain transactions with non-U.S. customers, declines in currency values in certain regions may, if not reversed, adversely affect future product sales because our products may become more expensive to purchase in the countries of the affected currencies. Our financing is generally dollar-denominated. Any significant change in the value of the dollar against the debtors' functional currencies could result in an increase in the debtors' cash flow requirements and could thereby affect our ability to collect our receivables. Significant foreign currency fluctuations would have an adverse effect on our results of operations, liquidity and financial position.

If We Are Unable to Manage Growth in Our Business, Our Business Will Suffer.

      We have experienced and continue to experience rapid domestic and international growth that has placed, and is expected to continue to place, significant demands on our managerial, operational and financial resources. In order to manage this growth, we have continued to improve and expand our management, operational and financial systems and controls, including quality control and delivery and service capabilities, and need to continue to do so. We also need to continue to expand, train and manage our employee base. In particular, we must carefully manage production and inventory levels to meet product demand, new product introductions and product transitions. We cannot assure you that we will be able to timely and effectively meet such demand and maintain the quality standards required by our existing and potential customers.

      In addition, inaccuracies in our demand forecasts could quickly result in either insufficient or excessive inventories and disproportionate overhead expenses. Our international expansion plans will require us to establish, manage and control operations in countries where we have limited or no operating experience. We cannot assure you that our revenues will grow faster than our expenses. We must also continue to hire and retain qualified technical, engineering and other personnel in the face of strong demand from our competitors and others for such individuals. If we ineffectively manage our growth or are unsuccessful in recruiting and retaining personnel, this could have a material adverse effect on our results of operations, liquidity and financial position.

      Our business growth may also occur through acquisitions or other business combinations. Our inability to effectively integrate and/or combine these new arrangements could have a material adverse effect on our results of operations, liquidity and financial position.

Our Business Depends on Sales to Certain Key Customers.

      CDMA TECHNOLOGIES SEGMENT (QCT)

      We design and supply CDMA chipsets and software solutions to handset and infrastructure manufacturers. In order to generate revenues and profits from sales of chipset and software products, we must continue to make substantial investments and technological innovations, which are subject to a number of risks and uncertainties. Other digital wireless technologies, particularly Global System for Mobile Communications (GSM) technology, have been more widely adopted to date than CDMA, and we cannot assure you that wireless service providers will select CDMA for their networks or the growth pattern of CDMA subscribers will continue.

      CDMA chipset product revenue is, and is expected to continue to be, concentrated with a limited number of customers. As a result, our performance will depend on relatively large orders from a limited number of customers. Certain of these customers are licensees and have the right to manufacture CDMA chipsets for their own use. We cannot assure you that one or more significant QCT chipset customers will not begin to manufacture their own CDMA chipsets, or that other chipset manufacturing licensees will not begin the manufacture and sale of CDMA chipsets to current key customers of QCT. Our performance will also depend on the ability to gain additional customers within existing and new wireless markets. In fiscal 1999, three CDMA chipset customers accounted for approximately 50% of the segment's revenues. The loss of any significant existing customer or failure to gain additional customers could have a material adverse effect on our results of operations, liquidity and financial position.



                                       4.

      TECHNOLOGY LICENSING SEGMENT (QTL)

      In order to generate revenues from licensing, licensees must continue to produce and sell licensed communications devices in significant volumes. There is no assurance that the demand for such wireless devices will continue. The reduction in such demand, the loss of key existing licensees, or our failure to gain additional licensees could have a material adverse effect on our results of operations, liquidity and financial position.

      WIRELESS SYSTEMS SEGMENT (QWS)

      Our sales to Globalstar accounted for 46% of the Wireless Systems segment revenue in 1999. To remain competitive in the handset business for the Globalstar System, new products must be first to market and in quantities that meet market demand at an acceptable price. We cannot guarantee that carrier demand will materialize or that we will be able to meet carrier demand at prices that will be competitive with products in demand at a particular point in time.

Our Business May Be Harmed if Our Customers Do Not Repay Vendor Financing.

      To the extent vendor financing is not repaid to us, it could have a material adverse effect on our results of operations, liquidity and financial position. We cannot assure you that our customers will not default on any financing arranged or provided by us for the purchase of our CDMA products and services, as well as future financing arrangements related to the sale of our terrestrial CDMA wireless infrastructure business.

      Wireless and satellite systems operators increasingly have required suppliers like us to arrange or provide long-term financing or provide equity to them as a condition to obtaining or bidding on projects. Many domestic and international wireless network operators to whom we have provided vendor financing, including Globalstar, have limited operating histories, are faced with significant capital requirements, are highly leveraged and have limited financial resources.

      In addition to the vendor financing provided to our customers, we have substantial funding requirements to Ericsson. In May 1999, we sold our terrestrial CDMA wireless infrastructure business to Ericsson. Pursuant to the agreement with Ericsson, we will extend financing for possible future sales by Ericsson of infrastructure equipment and related services to specific customers in certain geographic areas, including Brazil, Chile, Mexico and Russia or in other areas selected by Ericsson. This commitment totaled approximately $355 million at December 26, 1999. The financing is subject to the customers meeting certain conditions established in the financing arrangements and, in most cases, to Ericsson also financing a portion of such sales.

      Due to currency fluctuations and international risks, foreign operators may become unable to pay vendor debts from revenues generated from their infrastructure projects that are denominated in local currency. Further, we may not be permitted to retain a security interest in any licenses held by foreign wireless operators. These licenses initially may constitute the primary asset of many licensees. To the extent that vendor financing is not repaid to us, it could have a material adverse effect on our results of operations, liquidity and financial position.

We May Need Additional Capital in the Future, and Such Additional Financing May Not Be Available.

      The design, development, manufacture and marketing of digital wireless communication products and services are highly capital intensive. We may be required to raise additional funds from a combination of sources including potential debt or equity issuances. We cannot assure you that additional financing will be available on reasonable terms or at all. In addition, our credit facility places restrictions on our ability to incur additional indebtedness which could adversely affect our ability to raise additional capital through debt financing.

Our Business May Be Harmed if Leap Wireless Does Not Meet its Repayment Obligations Under its Senior Discount Notes.

      We hold $150 million of Leap Wireless' Senior Discount Notes, maturing in April 2010. We cannot assure you that Leap Wireless will be able to meet its obligations under the Senior Discount Notes. If Leap Wireless is



                                       5.

unable to meet its obligations under the Senior Discount Notes, our results of operations, liquidity and financial position may be materially adversely affected.

Our Industry Is Subject to Rapid Technological Change, and We Must Keep Pace With the Changes to Successfully Compete.

      The market for our products is characterized by many factors, including:

            -     rapid technological advances and evolving industry standards;

            -     changes in customer requirements;

            -     frequent new products and enhancements; and

            - evolving methods of building and operating communications systems.

      The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products, and products currently under development, obsolete and unmarketable.

      Our future success will depend on our ability to continue to develop and introduce new products and product enhancements on a timely basis. As with our research and development efforts on high data rate (HDR) technology, there could be risks associated with obtaining manufacturers and operators for HDR. Our future success will also depend on our ability to keep pace with technological developments, satisfy varying customer requirements and achieve market acceptance. If we fail to anticipate or respond adequately to technological developments or customer requirements, or experience any significant delays in product development, introduction or shipment of our products in commercial quantities, our competitive position could be damaged. This could have a material adverse effect on our results of operations, liquidity and financial position. In addition, new technological innovations generally require a substantial investment before they are commercially viable.

If Our Industry Does Not Deploy CDMA Standards, Our Business May Suffer.

      Industry and government participants of the International Telecommunications Union (ITU) and regional standards development organizations
(SDOs) are currently considering a variety of standards which may be utilized in third generation wireless networks. We are advocating the standardization of CDMA-based third generation standards that accommodate equally the dominant network standards in use today - GSM-Mobile Application Part (GSM-MAP) and American National Standards Institute ANSI-41. In 1999, the Operator's Harmonization Group (OHG) agreed to a global third generation CDMA standard, which would offer network operators three CDMA modes of operation -- CDMA Multi-Carrier, which includes both 1xMC Radio Transmission Technology (RTT) and 3xMC RTT per the original cdma2000 submission to the ITU; CDMA Direct Spread, which is a modified version of the earlier W-CDMA RTT proposal from the European Telecommunication Standards Institute (ETSI) and the Japanese Association of Radio Industries and Business (ARIB); and a Time Division Duplex (TDD) mode for use in unpaired bands of spectrum. Significantly, we believe the third generation standard will be interoperable with both GSM-MAP and ANSI-41 networks. The third generation CDMA standard, with these three modes, has since been approved by the relevant ITU Study Group, and we anticipate that it will receive final approval by the ITU Radio Communications Assembly and be adopted as a third generation standard by the regional SDOs.

      We cannot assure you that we will be successful in promoting the worldwide deployment of the CDMA standards. We believe that our CDMA patent portfolio is applicable to all CDMA systems that conform to approved third generation standards. We have informed standards bodies and the ITU that we hold essential intellectual property rights for the third generation proposals based on CDMA. Further, we intend to vigorously enforce and protect our intellectual property position against any infringement. However, we cannot assure you that our CDMA patents will be determined to be applicable to any proposed standard or that we will be able to redesign our products on a cost-effective and timely basis to incorporate next generation wireless technology. If the wireless industry adopts next generation standards which are incompatible with our intellectual property, this could have a material adverse effect on our results of operations, liquidity and financial position.



                                       6.

The Inadequacy of Our Intellectual Property Protection Could Adversely Affect Our Business.

      We rely on a combination of patents, copyrights, trade secrets, trademarks and proprietary information to maintain and enhance our competitive position. The vast majority of such patents and patent applications relate to our CDMA digital wireless technology and much of the remainder of such patents and patent applications relate to our OmniTRACS products. We also actively pursue patent protection in other countries of interest to us. We cannot assure you that the pending patent applications will be granted or that our patents or copyrights will provide adequate protection.

      Despite our extensive patent position and the license agreements we have entered into with Ericsson and others which provide for royalties payable to us for certain products employing such CDMA standards, there can be no assurance that our CDMA patents will be determined to be applicable to any proposed standard. The adoption of next generation CDMA standards, if any, which are determined not to rely on our patents could have a material adverse effect on our results of operations, liquidity and financial position.

      We cannot assure you that the confidentiality agreements upon which we rely to protect our trade secrets and proprietary information will be adequate. The cost of defending our intellectual property has been and may continue to be significant.

Third-Party Claims of Infringement of Their Intellectual Property Could Adversely Affect Our Business.

      From time to time, certain companies may assert exclusive patent, copyright and other intellectual proprietary rights to technologies that are claimed to be important to the industry or to us. In addition, from time to time third parties provide us with copies of their patents relating to wireless products and components and offer licenses to such technologies. We evaluate such patents and the advisability of obtaining such licenses. If any of our products were found to infringe on protected technology, we could be required to redesign such products, license such technology, and/or pay damages or other compensation to the infringed party. If we are unable to license protected technology used in our products or if we were required to redesign such products, we could be prohibited from making and selling such products.

      A number of third parties have claimed to own patents essential to various proposed third generation CDMA standards and have committed to license such patents on a reasonable and nondiscriminatory basis. If we and other product manufacturers are required to obtain additional licenses and/or pay royalties to one or more patent holders, this could have a material adverse effect on the commercial implementation of our CDMA technology or our product margins or profitability.

      We are currently engaged in patent and other infringement litigation relating to our technology and products.



                                       7.

If the Commercial Rollout of the Globalstar System is Delayed or the System is Undersubscribed, Our Business May Be Harmed.

      We have entered into a number of development and manufacturing contracts involving the Globalstar System. Our development agreement provides for the continuing development of the ground communications stations, known as gateways, and phones for the Globalstar System. Our manufacturing agreements cover the sale, deployment and support of gateways and phones. Globalstar has launched commercial service throughout North America and in several countries worldwide, but there is no certainty that the anticipated market for the Globalstar System will develop. If the ramp up of the remaining gateways is significantly delayed, or the volume of subscribers is less than projected, Globalstar will be required to raise additional funds to cover the costs of operation and Globalstar's debt service. The failure of other satellite telecommunications systems may impair Globalstar's ability to raise capital, or increase the cost of funds. Lower subscriber enrollment up may also cause service providers to delay rollout in various areas, or cause Globalstar to lower airtime rates or subsidize phone sales, further impacting system revenue.

      The Globalstar System is exposed to the risks inherent in a large-scale complex telecommunications system employing advanced technologies which have never been integrated in a single system for commercial use. The failure of the system, or any of its diverse and dispersed elements, to perform as planned in the commercial environment could delay or impact the completion of commercial rollout. There are also risks inherent in deploying a system of this type internationally, including complex distribution and support networks and regulatory requirements. Globalstar, its service providers or critical vendors may encounter various problems, delays and expenses, many of which may be beyond Globalstar's control.

      The value of our investment in and future business with Globalstar, as well as our ability to collect outstanding receivables from Globalstar, depend on the successful penetration by Globalstar of its projected market. As of December 26, 1999, receivables from Globalstar totaled approximately $594 million, and we expect to finance an additional $104 million. A substantial shortfall in meeting Globalstar's projections could prevent completion of the commercialization of the Globalstar System, including further development and deployment of additional gateways, as well as impact the sale of phones, which could adversely affect our results of operations, liquidity and financial position.

The Loss of Third-Party Suppliers Could Adversely Affect Our Business.

      CDMA TECHNOLOGIES SEGMENT (QCT)

      We are highly reliant upon suppliers to produce our proprietary CDMA chipsets for sale to our licensees for use in their products. During fiscal 1999, approximately 36% of QCT's chipset purchases (in dollars) were from one supplier. Our reliance and the reliance of our licensees on sole or limited source vendors involves risks. These risks include possible shortages of certain key components, product performance shortfalls, and reduced controls over delivery schedules, manufacturing capability, quantity and costs. The loss of any customer as a result of not being able to deliver product produced by our outside suppliers could have a material adverse effect on our results of operations, liquidity and financial position.

      WIRELESS SYSTEMS SEGMENT (QWS)

      Several of the critical products used in our existing and proposed products, including chipsets, flash memory chips, radio frequency components, certain custom and semi-custom very large scale integrated circuits, and other sophisticated electronic parts and major subassemblies used in the OmniTRACS system, are currently available only from single or limited sources. Our reliance and the reliance of our licensees on sole or limited source vendors involves risks. These risks include possible shortages of certain key components, product performance shortfalls, and reduced control over delivery schedules, manufacturing capability, quality and costs. The inability to obtain adequate quantities of significant compliant materials on a timely basis could have a material adverse effect on our results of operations, liquidity and financial position.



                                       8.

Our Business Depends on the Availability of Satellite and Other Networks for Our OmniTRACS System and Other Communication Products.

      Our OmniTRACS system currently operates in the U.S. market on leased Ku-band satellite transponders. Our data satellite transponder and position reporting satellite transponder lease runs through October 2001. System enhancements currently under initial deployment should allow for increased utilization of transponder capacity. Based on results of the system enhancements, we believe that the U.S. OmniTRACS operations will not require additional transponder capacity in fiscal 2000. We believe that in the event additional transponder capacity would be required in fiscal 2000 or in future years, additional capacity will be available on acceptable terms. However, we cannot assure you that we will be able to acquire additional transponder capacity on acceptable terms on a timely basis. If we fail to maintain adequate satellite capacity, this would have a material adverse effect on our results of operations, liquidity and financial position. Our Network Management Facility operations are subject to the risk that a failure or natural disaster could interrupt the OmniTRACS service and have a material adverse effect on the Company's results of operations. We maintain a fully operational Network Management Facility in Las Vegas, Nevada as a backup to our primary Network Management Facility in San Diego, California.

      Upon the commercial release of several new Omni products planned in fiscal 2000, the service for these products will be reliant on various terrestrial communication networks not operated by us. We believe these terrestrial networks will be available for our products; however no assurance can be made on the continuing availability and performance of these networks. The lack of availability or nonperformance of these network systems could have a material adverse effect on our results of operations, liquidity and financial position.

Our Business May Be Harmed by Inflation and Deflation.

      Inflation has had and may continue to have adverse effects on the economies and securities markets of certain emerging market countries and could have adverse effects on our customers. Significant inflation or deflation could have a material adverse effect on our results of operations, liquidity and financial position.

Government Regulation May Adversely Affect Our Business.

      Our products are subject to various Federal Communications Commission regulations in the U.S. These regulations require that our products meet certain radio frequency emission standards, not cause unallowable interference to other services, and in some cases must accept interference from other services. We are also subject to government regulations and requirements by local and international standards bodies outside the U.S., where we are less prominent than local competitors and have less opportunity to participate in the establishment of regulatory and standards policies. Changes in the regulation of our activities, including changes in the allocation of available spectrum by the U.S. Government and other governments, or exclusion of our technology by a standards body, could have a material adverse effect on our results of operations, liquidity and financial position. We are also subject to state and federal health, safety and environmental regulations, as well as regulations related to the handling of and access to classified information.

The Loss of Key Technical or Management Personnel Could Adversely Affect Our Business.

      Our success depends in large part upon our ability to attract and retain highly qualified technical and management personnel. The loss of one or more of these employees could have a material adverse effect on our results of operations, liquidity and financial position. Our success also depends upon our ability to continue to attract and retain highly qualified personnel in all disciplines. We cannot assure you that we will be successful in hiring or retaining requisite personnel.

Product Liability Claims Could Harm Our Business.

      Testing, manufacturing, marketing and use of our products entail the risk of product liability. While we currently have product liability insurance that we believe is adequate to protect against product liability claims, we cannot assure you that we will be able to continue to maintain such insurance at a reasonable cost or in sufficient amounts to protect us against losses due to product liability. Our inability to maintain insurance at an acceptable



                                       9.

cost or to otherwise protect against potential product liability could prevent or inhibit the commercialization of our products. In addition, a product liability claim or recall related to phones previously sold could have a material adverse effect on our results of operations, liquidity and financial position. News reports have asserted that power levels associated with hand-held cellular telephones may pose certain health risks. We are not aware of any study that has concluded that there are any significant health risks from using hand-held cellular phones. If it were determined that electromagnetic waves carried through the antennas of cellular phones create a significant health risk, there could be a material adverse effect on the demand for wireless phone products incorporating our CDMA chipsets and system software.

Our Stockholders' Rights Plan, Certificate of Incorporation and Delaware Law Could Adversely Affect the Performance of Our Stock.

      Our certificate of incorporation provides for cumulative voting in the election of directors. In addition, our certificate of incorporation provides for a classified board of directors and includes a provision that requires the approval of holders of at least 66 2/3% of our voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 15% or more of our voting stock. This approval is not required in cases where certain of our directors approve the transaction or where certain minimum price criteria and other procedural requirements are met. Our certificate of incorporation also requires the approval of holders of at least 66 2/3% of our voting stock to amend or change the provisions mentioned relating to the classified board, cumulative voting or the transaction approval. Under our By-laws, stockholders are not permitted to call special meetings. Finally, our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting rather than by any consent in writing.

      The classified board, transaction approval, special meeting and other charter provisions may discourage certain types of transactions involving an actual or potential change in our control. These provisions may also discourage certain types of transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices and may limit our stockholders' ability to approve transactions that they may deem to be in their best interests.

      Further, we have distributed a dividend of one right for each outstanding share of our common stock pursuant to the terms of our preferred share purchase rights plan. These rights will cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. In addition, our Board of Directors has the authority to fix the rights and preferences of and issue shares of preferred stock. This right may have the effect of delaying or preventing a change in our control without action by our stockholders.

Our Stock Price is Volatile.

      The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public companies. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. Factors that may have a significant impact on the market price of our stock include:

            - future announcements concerning us or our competitors, including the selection of wireless technology by cellular, PCS and Wireless Local Loop service providers and the timing of roll-out of those systems;

            -     government directives favoring or excluding CDMA technology;

            -     receipt of substantial orders for chipsets;

            -     quality deficiencies in services or products;

            - announcements regarding financial developments or technological innovations;



                                      10.

            -     new commercial products;

            -     changes in recommendations of securities analysts;

            -     government regulations;

            -     proprietary rights or product or patent litigation;

            - strategic transactions, such as, spin-offs, acquisitions, strategic partnerships, joint ventures, divestitures, business combinations and investments; or

            -     the success of the Globalstar System.

      Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.



                                      11.

                      SELECTED CONSOLIDATED FINANCIAL DATA


The following statement of income and balance sheet data for the years ended September 30, 1999 -- 1995 has been derived from the Company's audited financial statements. The data should be read in conjunction with the annual financial statements, related notes and other financial information included in the Company's Annual Report on Form 10-K for the year ended September 26, 1999, incorporated herein by reference.


                                                                           YEARS ENDED SEPTEMBER 30,(1)
                                                 -------------------------------------------------------------------------------
                                                     1999             1998             1997             1996             1995
                                                 -----------      -----------      -----------      -----------      -----------
                                                                      (In thousands, except per share data)
Statement of Income Data:

Revenues                                         $ 3,937,299      $ 3,347,870      $ 2,096,365      $   813,850      $   386,612
                                                 -----------      -----------      -----------      -----------      -----------
Operating expenses:
  Cost of revenues                                 2,485,072        2,333,399        1,518,006          535,861          213,170
  Research and development                           381,139          349,483          235,922          162,340           80,171
  Selling, general and administrative                425,941          410,347          236,188          123,085           72,672
  Other(2)                                           240,007           11,976            8,792               --               --
                                                 -----------      -----------      -----------      -----------      -----------
     Total operating expenses                      3,532,159        3,105,205        1,998,908          821,286          366,013
                                                 -----------      -----------      -----------      -----------      -----------
Operating income (loss)                              405,140          242,665           97,457           (7,436)          20,599
  Interest expense                                   (14,698)          (8,058)         (11,012)          (3,354)          (2,264)
  Investment income (expense), net                    24,576          (46,663)          45,266           37,417           21,545
  Distributions on Trust Convertible
    Preferred Securities of subsidiary trust         (39,297)         (39,270)         (23,277)              --               --
  Other(3)                                           (69,035)              --               --               --               --
                                                 -----------      -----------      -----------      -----------      -----------
  Income before income taxes                         306,686          148,674          108,434           26,627           39,880
  Income tax expense(4)                             (105,807)         (40,142)         (16,500)          (5,600)          (9,700)
                                                 -----------      -----------      -----------      -----------      -----------
  Net income                                     $   200,879      $   108,532      $    91,934      $    21,027      $    30,180
                                                 ===========      ===========      ===========      ===========      ===========
Net earnings per common share(5):
  Basic                                          $      0.34      $      0.20      $      0.17      $      0.04      $      0.07
  Diluted                                        $      0.31      $      0.18      $      0.16      $      0.04      $      0.07
Shares used in per share calculations(5):
  Basic                                              594,714          553,623          538,681          524,460          427,333
  Diluted                                            649,889          591,697          575,097          562,678          460,456

BALANCE SHEET DATA:

Cash, cash equivalents and investments           $ 1,684,926      $   303,324      $   808,858      $   354,281      $   578,996
Working capital                                    2,101,861          655,611          982,117          425,231          599,633
Total assets                                       4,534,950        2,566,713        2,274,680        1,185,330          940,717
Bank lines of credit                                 112,000          151,000          110,000           80,700
Other debt and capital lease obligations               3,894            6,921           10,967           13,142           39,494
Company-obligated mandatorily redeemable
  Trust Convertible Preferred Securities
  of a subsidiary trust holding solely
  debt securities of the Company                     659,555          660,000          660,000               --               --
Total stockholders' equity                         2,871,755          957,596        1,024,178          844,913          799,617


(1) The Company's fiscal years end on the last Sunday in September. As a result, fiscal 1996 includes 53 weeks.

(2) Consists of asset impairment and other charges related to the Ericsson transaction and restructuring charges in 1999, acquired in-process research and development and asset impairment charges in 1998, and asset impairment charges in 1997.

(3) Consists of non-operating charges related to financial guarantees on projects which the Company will no longer pursue as a result of the Ericsson transaction and the write-off of assets related to an investment in the Ukraine and loans to an investee of Leap Wireless.



                                      12.

(4) Includes the tax benefit of $22 million in 1997 and $3 million in 1995 from a reduction in the valuation allowance to recognize deferred tax assets.

(5) Net earnings per common share and shares used in per share calculation were retroactively restated for 1997 -- 1995 in connection with the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Company effected a two-for-one stock split in May 1999 and a four-for-one stock split in December 1999. All references to number of shares and per share amounts have been restated to reflect these stock splits.



                                      13.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

      Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.



                                      14.

                       WHERE YOU CAN GET MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov."

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

      -     Annual Report on Form 10-K for the year ended September 26, 1999;

      -     Quarterly Report on Form 10-Q for the quarter ended December 26,
            1999;

      -     Current Report on Form 8-K filed with the SEC on December 23, 1999;

      -     Current Report on Form 8-K filed with the SEC on March 7, 2000;

      -     Current Report on Form 8-K filed with the SEC on March 15, 2000;

      - Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Stockholders held on March 7, 2000;

      - Notice of Special Meeting and Proxy Statement for the Special Meeting of Stockholders held on December 20, 1999; and

      - Registration Statement on Form S-1, as amended, initially filed with the SEC on January 16, 1992, which includes a description of our common stock.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

                             QUALCOMM Incorporated
                             5775 Morehouse Drive
                             San Diego, CA 92121-1714
                             Attn:  Investor Relations
                             (858) 658-4813



                                      15.

                              SELLING STOCKHOLDERS

      We are registering for resale certain shares of our common stock held by the selling stockholders identified below. The following table sets forth:

      -     the name of the selling stockholders;

      - the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

      - the number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus; and

      - the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares (assuming all of the resale shares are sold by the selling stockholders).

This information is based upon information provided by selling stockholders, schedules 13G and/or other public documents filed with the SEC, and assumes the sale of all of the resale shares by the selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 732,086,102 shares of common stock issued and outstanding as of March 13, 2000.

                                    SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                            OWNED                               OWNED
                                     PRIOR TO OFFERING    NUMBER OF         AFTER OFFERING
                                     -----------------   SHARES BEING    -------------------
SELLING STOCKHOLDERS                   NUMBER   PERCENT    OFFERED        NUMBER     PERCENT
--------------------                 ---------  -------  ------------    --------    -------
Stephen L. Poizner                  1,415,337      *     1,415,337             0         0
OS Ventures                         1,063,670      *     1,063,670             0         0
Benchmark Capital Partners, L.P.      731,486      *       731,486             0         0
Motorola, Inc.                        416,420      *       416,420             0         0
AT Investco LLC                       391,924      *       391,924             0         0
Norman F. Krasner                     252,008(1)   *       239,663        12,345(1)      *
TI Ventures, L.P.                     228,623      *       228,623             0         0
Robert R. Maxfield, Trustee of the
   Robert R. Maxfield 1987 Separate
   Property Trust                     235,328(18)  *       189,168        46,160         *
Craig W. Johnson                      135,243      *       135,243             0         0
Portola Valley Ventures               114,084      *       114,084             0         0
H&Q SnapTrack Investors, L.P.         108,596      *       108,596             0         0
Benchmark Founders' Fund, L.P.        101,710      *       101,710             0         0
Ellen Kirk                             95,830      *        95,830             0         0
MMC/GATX Partnership No. 1             86,193(17)           86,193(17)         0         0
Walter T. Bell                         98,188(2)   *        81,086        17,102(2)      *
Linda Krasner                          47,177      *        47,177             0         0
M. Kenneth Oshman                      47,177      *        47,177             0         0
VLG Investments 1995                   47,177      *        47,177             0         0
Bruce Wilson                           37,742      *        37,742             0         0
Burton J. McMurtry, Trustee of the
   McMurtry Family Trust dated
   8/4/82                              34,310      *        34,310             0         0
Jack and Norma Melchor                 28,306      *        28,306             0         0
Richard Girerd                         20,433      *        20,033           400         *



                                      16.

                                    SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                            OWNED                            OWNED
                                     PRIOR TO OFFERING    NUMBER OF      AFTER OFFERING
                                     -----------------   SHARES BEING -------------------
SELLING STOCKHOLDERS                   NUMBER   PERCENT    OFFERED     NUMBER     PERCENT
--------------------                 ---------  -------  ------------ --------    -------
Charles Ross Partners Investment
   Fund Number 4                       19,595      *        19,595            0       0
Brian L. Johnson and Joan C.
   Johnson, Trustees the Johnson
   Family Trust u/d/t 11/6/89          18,871      *        18,871            0       0
Len Sheynblat                          23,352(3)   *        18,871        4,481(3)    *
Kamil A. Grajski                       25,087(4)   *        18,831        4,756(4)    *
1995 Mayer Family Partners, A
   California Limited Partnership      17,155      *        17,155            0       0
Ramsey/Beirne Associates, Inc.         15,925      *        15,925            0       0
David Ross Oshman 1999 Irrevocable
   Trust                               15,096      *        15,096            0       0
Peter Lawrence Oshman 1999
   Irrevocable Trust                   15,096      *        15,096            0       0
John Blackmer                          17,297(5)   *        14,545        2,752(5)    *
Gordon E. Mayer                        18,870(6)   *        14,153        4,717(6)    *
AT Investco LLC                        14,153      *        14,153            0       0
Edward L. Kullick                      16,805(7)   *        13,726        3,079(7)    *
Mark Moeglein                          15,724(8)   *        13,366        2,358(8)    *

Bailard Biehl & Kaiser Technology    ----------
   Exchange Fund LLC                   13,000      *        13,000            0       0
Kevin Smith                             9,828      *         9,828            0       0
David Coleman                           9,827      *         9,827            0       0
Larry Dolton                            9,435      *         9,435            0       0
Karin U. Watanabe                      12,383(9)   *         9,435        2,948(9)    *
Peter Holzman                           9,435      *         9,435            0       0
James C. Scheller, Jr.                  9,435      *         9,435            0       0
Bruce Noel                            111,619(10)  *         8,020      103,599(10)   *
Dr. Brian L. Johnson, Trustee of
   the Brian L. Johnson and Joan C.
   Johnson 1996 Children's Trust        7,863      *         7,863            0       0
Leonardo Rub                            8,648(11)  *         6,682        1,966(11)   *
Tom Wolfe                              44,438(12)  *         5,896       18,183(12)   *
Hambrecht & Quist Employee Venture
   Fund, L.P. II                        5,714      *         5,714            0       0
Justin P. McGloin                       5,659(13)  *         5,365          294(13)   *
Edward Jones                            4,717      *         4,717            0       0
Peter Cohn, Trustee Peter Cohn
   Revocable Trust                      4,717      *         4,717            0       0
Ruth G. Peyton                          4,717      *         4,717            0       0
Donald M. Keller, Jr.                   4,717      *         4,717            0       0
Le-Hong Lin                             6,682(14)  *         4,677        2,005(14)   *
James Fraley                            3,832      *         3,832            0       0
Jonathan P. Chang                       5,661(15)  *         3,537        2,124(15)   *
VLG Investments 1999                    2,448      *         2,448            0       0
Hiroyoshi Morita                        2,358      *         2,358            0       0



                                      17.

                                    SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                            OWNED                            OWNED
                                     PRIOR TO OFFERING    NUMBER OF      AFTER OFFERING
                                     -----------------   SHARES BEING -------------------
SELLING STOCKHOLDERS                   NUMBER   PERCENT    OFFERED     NUMBER     PERCENT
--------------------                 ---------  -------  ------------ --------    -------
Venture Law Group 401(k) Retirement
   Savings Plan and Trust FBO Elias
   J. Blawie                            2,358      *         2,358         0          0
CNA Trust, TTEE  FBO Venture Law
   Group 401(k) Retirement Plan
   Peter Cohn                           2,358      *         2,358         0          0
Zoltan Biacs                            5,660(16)  *         1,886     3,774(16)      *
Mark Licht                              1,572      *         1,572         0          0
CNA Trust Company, TTEE VLG 401(k)
   Plan Elias J. Blawie                   943      *           943         0          0
Teresa Marie Lee                          882(19)  *           637       245(19)      0
Ravinder Chandhok                      16,136      *        16,136         0          0
Paul Erion                              6,454      *         6,454         0          0

------------------------
* Less than 1%

(1) Includes 12,345 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(2) Includes 17,102 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(3) Includes 4,481 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(4) Includes 4,756 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(5) Includes 2,752 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(6) Includes 4,717 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(7) Includes 3,079 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(8) Includes 2,358 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(9) Includes 2,948 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(10) Includes 103,599 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(11) Includes 1,966 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(12) Includes 18,183 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(13) Includes 294 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(14) Includes 2,005 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(15) Includes 2,064 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(16) Includes 3,774 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.

(17) Includes 86,193 shares of common stock issuable pursuant to warrants exercisable within 60 days of March 13, 2000.

(18) Includes 13,000 shares of common stock held by Bail Biehl & Kaiser Technology Exchange Fund LLC, which shares Mr. Maxfield has dispositive power over. Also includes 13,500 shares of common stock subject to call options held by Mr. Maxfield and 13,500 shares of common stock subject to put options held by Mr. Maxfield.

(19) Includes 245 shares of common stock issuable pursuant to options exercisable within 60 days of March 13, 2000.



                                      18.

                              PLAN OF DISTRIBUTION

      The resale shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at:

      -     fixed prices;

      -     market prices at the time of sale;

      -     varying prices determined at the time of sale; or

      -     negotiated prices

      The selling stockholders may offer their resale shares in one or more of the following transactions:

      - on any national securities exchange or quotation service at which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

      -     in the over-the-counter market;

      -     in private transactions;

      -     through options; and

      - by pledge to secure debts and other obligations, or a combination of any of the above transactions.

      If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

      The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under rule 144 rather than under the terms of this prospectus. The selling stockholders may transfer, will or gift such shares by other means not described in this prospectus.

      To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act which may limit the timing of purchases and sales of common stock by the selling stockholders or any other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

      We will pay all costs and expenses associated with the registration of the resale shares. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in



                                      19.

connection with this offering will be approximately $494,162.53. All expenses for the issuance of a supplement to this prospectus, when requested by selling stockholder(s), will be paid by the requesting stockholder(s). The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the resale shares by them.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the resale of the shares of common stock offered by the selling stockholders.

                                  LEGAL MATTERS

      Cooley Godward LLP will pass upon the validity of the issuance of the common stock offered by this prospectus and other legal matters relating to the offering.



                                      20.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER AND SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.



                                TABLE OF CONTENTS

                                                                       PAGE
QUALCOMM INCORPORATED ...............................................    1
RISK FACTORS ........................................................    2
SELECTED CONSOLIDATED FINANCIAL DATA ................................   12
DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS......................   14
WHERE YOU CAN GET MORE INFORMATION...................................   15
SELLING STOCKHOLDERS.................................................   16
PLAN OF DISTRIBUTION.................................................   19
USE OF PROCEEDS......................................................   20
LEGAL MATTERS........................................................   20


                              -------------------


                                6,048,337 SHARES


                                  COMMON STOCK



                             QUALCOMM INCORPORATED


                              -------------------


                                   PROSPECTUS


                              -------------------


                                MARCH ___, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

        SEC Registration Fee  ..............           $215,662.53
        Legal fees and expenses  ...........           $225,000.00
        Accounting fees and expenses  ......            $50,000.00
        Transfer agent fees  ...............             $3,500.00
                                                       -----------
                Total  .....................           $494,162.53
                                                       ===========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

      The Registrant's Bylaws provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and may require the Registrant to advance litigation expenses in the case of stockholder derivative actions or other actions, against and undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

      In addition, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      The Registrant has entered into separate indemnification agreements with its directors. These agreements may require the Registrant, among other things, to indemnify the directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms.

      The Registrant maintains insurance policies covering officers and directors under which the insurers agree to pay, subject to certain exclusions, including certain violations of securities laws, for any claim made against the directors and officers of the Registrant for a wrongful act that they may become legally obligated to pay or for which the Registrant is required to indemnify the officers or directors. The policies have limits of up to $75,000,000 in the aggregate, subject to retentions of up to $300,000 in the aggregate. The Registrant believes that its Certificate of Incorporation and Bylaw provisions, indemnification agreements and insurance policies are necessary to attract and retain qualified persons as directors and officers.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

ITEM 16. EXHIBITS.

(a)   Exhibits.

Exhibit No.    Description
-----------    -----------
   2.1         Agreement and Plan of Merger and Reorganization by and among
               QUALCOMM Incorporated, Falcon Acquisition Corporation and
               SnapTrack, Inc., dated as of January 25, 2000. (Previously filed as Exhibit 2.1 to Registrant's Current Report on Form 8-K filed with the Commission on March 15, 2000 and incorporated herein by reference).

   2.2 Agreement and Plan of Merger and Reorganization by and among QUALCOMM Incorporated, Within Acquisition Corp., Within
               Technology, Inc. and each Shareholder of Within Technology, Inc., dated March 17, 2000. (Schedules to this exhibit have been omitted as permitted by Item 601 of Regulation S-K).

   4.1         Reference is made to Exhibit 2.1 above.

   4.2         Reference is made to Exhibit 2.2 above.

   5.1         Opinion of Cooley Godward LLP.

   23.1        Consent of PricewaterhouseCoopers LLP.

   23.2        Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

   24          Power of Attorney. Reference is made to page II-4.

----------------

ITEM 17. UNDERTAKINGS.

      (1) The undersigned registrant hereby undertakes to file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

      (4) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 20, 2000.


                                          QUALCOMM INCORPORATED

                                          By: /S/ IRWIN MARK JACOBS
                                             ----------------------------------
                                              Irwin Mark Jacobs
                                              Chief Executive Officer and
                                              Chairman


                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Irwin Mark Jacobs and Anthony S. Thornley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                          Title                                Date
      ---------                          -----                                ----
/S/ IRWIN MARK JACOBS            Chief Executive Officer                  March 20, 2000
--------------------------       and Chairman of the Board
Irwin Mark Jacobs                (Principal Executive Officer)

/S/ ANTHONY S. THORNLEY          Executive Vice President                 March 20, 2000
--------------------------       and Chief Financial Officer
Anthony S. Thornley              (Principal Financial and Accounting
                                 Officer)

/S/ RICHARD C. ATKINSON          Director                                 March 20, 2000
--------------------------
Richard C. Atkinson

                                 Director                                 March __, 2000
--------------------------
Adelia A. Coffman

/S/ DIANA LADY DOUGAN            Director                                 March 20, 2000
--------------------------
Diana Lady Dougan

/S/ NEIL KADISHA                 Director                                 March 20, 2000
--------------------------
Neil Kadisha

/S/ ROBERT E. KAHN               Director                                 March 20, 2000
--------------------------
Robert E. Kahn

      Signature                          Title                                Date
      ---------                          -----                                ----
/S/ JEROME S. KATZIN             Director                                 March 20, 2000
--------------------------
Jerome S. Katzin

/S/ DUANE A. NELLES              Director                                 March 20, 2000
--------------------------
Duane A. Nelles

                                 Director                                 March __, 2000
--------------------------
Peter M. Sacerdote

/S/ FRANK SAVAGE                 Director                                 March 17, 2000
--------------------------
Frank Savage

/S/ BRENT SCOWCROFT              Director                                 March 20, 2000
--------------------------
Brent Scowcroft

/S/ MARC I. STERN                Director                                 March 20, 2000
--------------------------
Marc I. Stern

/S/ ANDREW J. VITERBI            Director                                 March 16, 2000
--------------------------
Andrew J. Viterbi

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
   2.1         Agreement and Plan of Merger and Reorganization by and among
               QUALCOMM Incorporated, Falcon Acquisition Corporation and
               SnapTrack, Inc., dated as of January 25, 2000. (Previously filed as Exhibit 2.1 to Registrant's Current Report on Form 8-K filed with the Commission on March 15, 2000 and incorporated herein by reference).

   2.2 Agreement and Plan of Merger and Reorganization by and among QUALCOMM Incorporated, Within Acquisition Corp., Within
               Technology, Inc. and each Shareholder of Within Technology, Inc., dated March 17, 2000. (Schedules to this exhibit have been omitted as permitted by Item 601 of Regulation S-K).

   4.1         Reference is made to Exhibit 2.1 above.

   4.2         Reference is made to Exhibit 2.2 above.

   5.1         Opinion of Cooley Godward LLP.

  23.1         Consent of PricewaterhouseCoopers LLP.

  23.2         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

  24           Power of Attorney. Reference is made to page II-4.